SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 24, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F X            Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes             No  X
                            ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes             No  X
                            ---             ---

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes             No  X
                            ---             ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated July 24, 2003, announcing the Company's second quarter 2003 and first half 2003 financial results.

[DASSAULT SYSTEMES LOGO]



        DASSAULT SYSTEMES CONTINUES TO OUTPERFORM THE PLM MARKET BASED ON
                          FIRST HALF FINANCIAL RESULTS


     o Results In Line For Second Quarter With Revenue of (euro)181.3 Million, U.S. GAAP Operating Margin of 25.2% and EPS of (euro)0.25; Before Acquisition Costs, Operating Margin 25.9% and EPS (euro)0.26

     o PDM Revenue Up 26% and Design-Centric Revenue Up 13% For Second Quarter In Constant Currencies

     o Total Revenue Increased 4% For Second Quarter and 2% for First Half In Constant Currencies

     o DS Reaffirms 2003 Financial Objectives: Revenue Growth of 7% in Constant Currencies and Operating Margin Growth of Up to 1 Percentage Point, Compared to 27.7% Before Acquisition Costs in 2002


PARIS, FRANCE, July 24, 2003 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, reported financial results for the second quarter and six months ended June 30, 2003.

FINANCIAL HIGHLIGHTS
Second Quarter
--------------
Total revenue was (euro)181.3 million in the second quarter of 2003. On a U.S. GAAP basis net income was (euro)28.2 million or (euro)0.25 per diluted share in the 2003 second quarter compared to (euro)27.7 million or (euro)0.24 per diluted share in the second quarter of 2002, representing a 4% increase on a per share basis. Net income excluding acquisition costs was (euro)29.3 million or
(euro)0.26 per diluted share in the second quarter, compared to (euro)30.0 million or (euro)0.26 per diluted share in the second quarter of 2002.

Total revenue in the second quarter of 2003 decreased 5%, but increased 4% on a constant currency basis in comparison to the year-ago quarter. In the second quarter of 2003 software revenue, representing 84% of total revenue, equaled
(euro)151.8 million. In comparison to the year-ago period, software revenue decreased 9%, but was flat on a constant currency basis. An important component of revenue is recurring software revenue, which represented 54% of total software revenue in the second quarter. Seats licensed in the second quarter of 2003 totaled 13,568 with 7,259 CATIA and 6,309 SolidWorks seats.

Services and other revenue increased 20% in the second quarter of 2003, primarily reflecting the increase in the number of PLM projects underway.


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


Specifically, services and other revenue totaled (euro)29.5 million and represented 16% of total revenue in the second quarter of 2003.

Process-centric revenue, including PDM revenue, totaled (euro)150.1 million in the recently completed quarter. Process-centric revenue decreased 6% in comparison to the year-ago quarter but increased 2% in constant currencies. On a stand-alone basis, PDM revenue in the second quarter of 2003 increased 17% and in constant currencies increased 26%, both in comparison to the year-ago period. Specifically, PDM revenue increased from (euro)17.4 million in the year-ago quarter to (euro)20.3 million in the second quarter of 2003. PDM end-user software revenue totaled (euro)28.5 million. Design-centric revenue totaled
(euro)31.2 million in the second quarter of 2003, a decrease of 4% compared with
(euro)32.4 million in the year-ago quarter but an increase of 18% in U.S. dollars. PDM revenue represented 11% and design-centric revenue accounted for 17% of total revenue.

The Company had a strong financial position with cash and short-term investments totaling (euro)420.1 million and no bank debt at June 30, 2003.

DS held its annual general shareholders' meeting on May 28, 2003. At that time, shareholders approved the payment of a 2002 cash dividend (excluding avoir fiscal) of (euro)0.33 per share, representing approximately (euro)37.2 million or 29% of 2002 U.S. GAAP net income. The 2002 cash dividend including avoir fiscal was (euro)0.50 per share.

First Half Results
------------------

Total revenue was (euro)350.7 million for the first six months of 2003, compared to (euro)373.8 million in the year-ago period, representing a decrease of 6%, but an increase of 2% in constant currencies. On a U.S. GAAP basis net income totaled (euro)50.5 million or (euro)0.44 per diluted share for the first half of 2003, compared to (euro)53.0 million or (euro)0.45 per diluted share, representing a 2% decrease on a per share basis. Net income excluding acquisition costs was (euro)53.5 million or (euro)0.47 per diluted share for the first half of 2003, representing a decrease of 6% on a per share basis, compared to (euro)58.5 million or (euro)0.50 per diluted share for the year-ago period.

Charles Edelstenne, Chairman of DS, stated, "DS delivered solid financial performance in the second quarter, illustrating the strength of our market leadership as well as the resiliency of our business model within a weak business environment. Our focus continues to be on outperforming the PLM market under any economic scenario and I believe our financial results to date demonstrate the competitiveness of our PLM solutions."

Bernard Charles, President and Chief Executive Officer, commented, "I believe we are growing our market share in PLM and widening the gap between DS and


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


our competitors as evidenced by our first half revenue increase of 15% when measured in U.S. dollars. We have made good progress so far this year and believe we are in a favorable position to deliver full year revenue growth of about 7% in constant currencies, as well as operating margin and EPS growth in 2003.

"Large-scale production deployments of our V5 PLM solutions (CATIA, DELMIA, ENOVIA, SMARTEAM), demonstrating significant ROI, are underway in our core markets with leading-edge customers. And we are seeing traction with the supplier networks, including new Version 5 wins in the quarter with Koito Manufacturing, an automotive lighting equipment company in Japan, CIMOS, a Slovenian automotive supplier and Heroux-Devtek, a Canadian aerospace supplier. Our PDM business, with ENOVIA and SMARTEAM continues to make strong headway, with 25% revenue growth in constant currencies for the first half. SolidWorks, focused on the design-centric market, has clearly regained momentum in 2003, with revenue growth of 16% in U.S. dollars for the 2003 first half and an expanded sales channel capacity as we move forward.

"In summary, I believe our solid performance during this extended period of economic weakness clearly indicates that DS' solutions and people are providing our customers with more than software applications - we are working closely with our customers to deliver significant business value with our PLM solutions."

Thibault de Tersant, Executive Vice President and CFO, commented, "As we had anticipated, the overall economic environment continued to be tough in the second quarter. Moreover, currency fluctuated a good deal in the quarter, with further weakening of the U.S. dollar and Asian currencies. We were, therefore, pleased to report in line financial results for the second quarter, with total revenue within our target range of (euro)180 to (euro)185 million. In fact, revenue would have been at the high end of our range if currency levels had remained consistent with our guidance assumptions. Our operating margin also came in on target and showed year over year improvement.

"While we continue to be cautious with respect to any improvement in the economic environment in the second half of the year, based upon first half results and our business outlook, we are reconfirming our full year revenue growth objective of about 7% in constant currencies and our operating margin growth objective of up to 1 percentage point above the 27.7% operating margin achieved in 2002. Currency market experts anticipate further weakness, particularly in the U.S. dollar and Asian currencies as the year progresses. At this time we believe it is prudent to assume a U.S. dollar to Euro exchange rate of $1.20 per (euro)1.00 for the remainder of the year, the consensus figure of leading banks. This new exchange rate assumption would lead to reported revenue of about (euro)760 million and an EPS range of approximately (euro)1.22 to
(euro)1.25. For the third quarter we believe a revenue objective of (euro)175 to
(euro)180 million is appropriate."



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


All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information, specifically noted as such, is also presented that is not in conformity with U.S. GAAP, with the presentation of operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs) or variances in constant currencies. The Company has provided on its website www.3ds.com reconciliations between U.S. GAAP and non- U.S. GAAP figures. All comparative figures are given on a year over year basis unless specified otherwise.



                               BUSINESS HIGHLIGHTS

NEW PRODUCT LAUNCHES


DS announced its newest solutions for the PLM market in April 2003. CATIA, DELMIA, ENOVIA and SMARTEAM V5R11 are characterized by the high value-added capabilities V5R11 delivers to create realistic, effective PLM solutions. "Built-in Reality", the core concept of V5R11, denotes the exceptional level of realism attainable in product and process anticipation provided by this new release and is achieved through five concepts: (1) Predictive PLM - What will a product sound like? How will it age? Through significant enhancements in CAE analysis and new partner solutions that take into account the physics of materials, V5R11 enables customers to better simulate the functioning of a future product and hence reduce the risk of potential problems. (2) Engineering of Emotion - V5R11 offers new tools to engineer the emotional content of a product with improvements in Class A surfacing, a novel approach for virtual clay modeling, and a light Digital Mockup Navigator for broader appearance testing with marketing specialists, customers, and end-users. (3) Secure IP Circulation - V5R11 delivers enhanced security and authentication mechanisms for intellectual property within collaboration and collective decision-making processes. (4) PLM for All - V5R11 offers strengthened entry PLM for companies or departments across all industries that are considering upgrading from 2D design practices with the option of directly embracing true PLM, and (5) Experience into Advantage - PLM deployment know-how is leveraged into a competitive lead for core processes. Additional brand highlights include the following:

CATIA for collaborative product development - offers a range of new products and enhanced features for mastering product success in the Automotive, Aerospace, Fabrication & Assembly, Shipbuilding, Consumer Goods, and Electrical & Electronics industries, as well as enhanced entry PLM products for small and medium-sized companies.


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


ENOVIA for lifecycle management and decision support - transforms the customer's product development organization into a source of competitive advantage with increased support for complex product design and a practical Web environment to bring marketing, sales and customers earlier into the product development cycle
- where 80% of product costs are committed.

SMARTEAM for lifecycle and product data management - enhances and accelerates the proliferation of product knowledge and business processes across the enterprise and product value chain with tighter CAD integrations, expanded collaborative design, improved web collaboration, new methodologies, and improved data capture, mining, and reuse capabilities. SMARTEAM also features IBM Websphere Express, a flexible, low cost solution for enterprise integration of disparate application environments.

DELMIA for the engineering of lean manufacturing processes - includes enhanced end-to-end coverage for the Automotive industry, better integration of product design and assembly processes, Knowledge-based tools for creating process plans, and a DELMIA-CENIT solution for 3D laser cutting.

SolidWorks recently unveiled a new version of its market-leading 3D mechanical design software featuring more than 250 customer-requested enhancements, including performance that is estimated to be as much as 15 times faster than competing midrange software. By significantly accelerating large assembly processing and automating hundreds of tedious tasks, SolidWorks 2004 unleashes designer and engineer creativity to make better, more attractive, more marketable products in less time than competing software takes.

CUSTOMERS AND PARTNERS HIGHLIGHTS

The 2003 Japan CATIA Forum, focusing on DS PLM solutions, including CATIA, ENOVIA, DELMIA and SMARTEAM, was held in Tokyo on July 17-18, 2003. The conference, which is the largest PLM user forum in Asia, brought together more than 3,000 attendees.

Koito Manufacturing, a leading automotive lighting equipment company, has deployed a groundbreaking product development methodology for automotive lighting equipment development using DS PLM Solutions, including CATIA V5, SMARTEAM and DELMIA. These fully integrated applications are the foundation of Koito's innovative methodology, enabling the company to shorten its development cycle times and improve quality through automated shape design change updates, design error reduction, and assembly simulation and validation.


Brunvoll AS, one of the world's leading marine equipment suppliers will expand usage of DS PLM solutions. Brunvoll currently uses CATIA V5 for all design and documentation. It recently purchased and is implementing SMARTEAM
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


product data management applications for workflow and configuration management and for production of customer documentation. Brunvoll is one of the global leaders for next-generation thruster propulsion units, and its customer base includes Royal Caribbean Cruiselines, Meyer Werft Shipyard, Chantiers de l'Atlantique, Carnival Cruise Lines, and the Norwegian Navy, among others.

China Motor Corporation (CMC), Taiwan's leading automotive manufacturer, has selected DELMIA to further improve a pioneering digital factory project. CMC has already been using DS' PLM solutions CATIA and ENOVIA for a number of years. The addition of DELMIA expands its use of PLM to include manufacturing. CMC will use DELMIA to simulate and visualize end-to-end automotive production processes. The goal of the digital factory project is to reduce development costs and time, improve worker safety, and enhance product quality.

CIMOS, a leading automotive supplier headquartered in Slovenia and specializing in powertrain, brake and car body parts, has selected DS PLM solution, CATIA V5 for collaborative product development. With a prestigious customer portfolio including Audi, BMW, Citroen, Ford, Peugeot and Toyota, CIMOS will benefit from improved collaborative product development leading to reduced product design time by 15 to 20 percent. The solution will be deployed company-wide, including four research and development facilities in Slovenia, Croatia, Bosnia and Herzegovina. This implementation underscores CIMOS' recent decision to standardize with a PLM solution from one supplier exclusively.

Heroux-Devtek, a leading Canadian aerospace supplier specializing in landing gear, has selected DS PLM solutions, with CATIA V5 for collaborative product development and SMARTEAM for collaborative lifecycle management, to gain efficiencies and align itself with customer platforms. Heroux-Devtek is able to collaborate more efficiently with aircraft manufacturing customers, such as Boeing and Lockheed Martin, who operate on similar PLM platforms.

Awards and Milestones

Start magazine, one of the most widely read publications in the manufacturing industry, has named SolidWorks Corporation one of the "Hottest Companies for 2003". This is the second time in three years SolidWorks has won this award, as the company continues to deliver timesaving, affordable 3D mechanical design software that helps manufacturing engineers do their jobs better.

SolidWorks reached a major milestone in the second quarter of 2003 as the company shipped its 250,000th license of its flagship software. Since 2001, SolidWorks has nearly doubled the number of licenses it has delivered of its cost-effective, feature-rich 3D design tools. SolidWorks was the worldwide leader in the design-centric market in 2002 based upon revenues and licenses shipped according to data compiled by Daratech, Inc.


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


Conference call information:

The Company will host a teleconference call today at 4:00 PM CET/3:00 PM London/ 10:00 AM New York. The conference call will be available via the Internet by accessing www.3ds.com. A replay of the conference call will be available until August 24, 2003 via the Internet by accessing www.3ds.com.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2003 third quarter revenue, 2003 revenue and EPS on a reported basis, 2003 revenue growth in constant currencies and 2003 operating margin growth objective, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2002, which was filed with the SEC on May 15, 2003, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to retirement. Dassault Systemes offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

                               (Tables to follow)




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                                DASSAULT SYSTEMES
                                   KEY FIGURES
                  (in millions of Euro, except per share data)


2nd QUARTER
-----------

                                                          2Q03                   2Q02                    Variance
                                                     --------------         --------------          -----------------
           Process-Centric excluding PDM revenue         129.8                  141.5                      (8%)
           PDM revenue                                    20.3                   17.4                      17%
           Design-Centric revenue                         31.2                   32.4                      (4%)

           Revenue                                       181.3                  191.3                      (5%)
                      AMERICAS                            51.6                   54.1                      (5%)
                      EUROPE                              81.4                   84.5                      (4%)
                      ASIA                                48.3                   52.7                      (8%)

           Operating Income (1)                           47.0                   49.1                      (4%)

           Operating Margin (1)                          25.9%                  25.7%

           Net Income (1)                                 29.3                   30.0                      (2%)

           EPS (1)                                        0.26                   0.26                       0%

           Closing Headcount                             4,051                  3,888                       4%


           (1) Excluding acquisition costs

1st HALF
--------

                                                          2Q03                   2Q02                    Variance
                                                     --------------         --------------          -----------------
            Process-Centric excluding PDM                251.4                  276.5                      (9%)
            PDM                                           37.6                   32.2                      17%
            Design-Centric                                61.7                   65.1                      (5%)

            Revenue                                      350.7                  373.8                      (6%)
                       Americas                          102.6                  108.0                      (5%)
                       Europe                            159.8                  172.6                      (7%)
                       Asia                               88.3                   93.2                      (5%)

            Operating Income (1)                          83.8                   91.8                      (9%)

            Operating Margin (1)                         23.9%                  24.6%

            Net Income (1)                                53.5                   58.5                      (9%)

            EPS (1)                                       0.47                   0.50                      (6%)


           (1) Excluding acquisition costs



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                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                  (in millions of Euro, except per share data)

                                              Three Months Ended                                Six Months Ended
                                       June 30, 2003           June 30, 2002          June 30, 2003           June 30, 2002
                                    -------------------     --------------------   -------------------     -------------------
Revenue
Software                                         151.8                   166.7                  296.9                   326.0
Services and Other                                29.5                    24.6                   53.8                    47.8
                                    -------------------     --------------------   -------------------     -------------------
         Total Revenue            (euro)         181.3    (euro)         191.3   (euro)         350.7    (euro)         373.8
Cost of Revenue
Software                                           5.6                     4.8                   11.4                    11.7
Service and Other                                 24.6                    23.5                   46.5                    44.3
                                    -------------------     --------------------   -------------------     -------------------
     Total Cost of Revenue        (euro)          30.2    (euro)          28.3   (euro)          57.9    (euro)          56.0
Gross Profit                      (euro)         151.1    (euro)         163.0   (euro)         292.8    (euro)         317.8
Research, Selling,
Administrative and
Acquisition expenses
Research and Development                          52.6                    56.3                  106.2                   113.5
Marketing and Sales                               40.1                    44.9                   79.7                    87.3
General Administration                            11.4                    12.7                   23.1                    25.2
Acquisition Costs                                  1.4                     2.6                    3.5                     6.5
                                    -------------------     --------------------   -------------------     -------------------
Total Research, Selling,
Administration and
Acquisition expenses              (euro)         105.5    (euro)         116.5   (euro)         212.5    (euro)         232.5
                                    ===================     ====================   ===================     ===================

Operating Income                  (euro)          45.6    (euro)          46.5   (euro)          80.3    (euro)          85.3
Financial revenue and Other                      (0.4)                   (0.7)                    1.6                     3.9
Income before income taxes                        45.2                    45.8                   81.9                    89.2
Income tax expense                              (17.0)                  (18.1)                 (31.4)                  (36.2)
                                    -------------------     --------------------   -------------------     -------------------
Net Income                        (euro)          28.2    (euro)          27.7   (euro)          50.5    (euro)          53.0
                                    ===================     ====================   ===================     ===================
Basic net income per share (1)    (euro)          0.25    (euro)          0.24   (euro)          0.45    (euro)          0.46
                                    ===================     ====================   ===================     ===================
Diluted net income per share (1)  (euro)          0.25    (euro)          0.24   (euro)          0.44    (euro)          0.45
                                    ===================     ====================   ===================     ===================
Basic weighted average share
outstanding                                      112.8                   114.1                  113.2                   114.1
(in millions)
                                    ===================     ====================   ===================     ===================
Diluted weighted average shares                  114.1                   117.1                  114.0                   117.6
outstanding (in millions)

                           (1)   Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                  (euro)      47.0        (euro)      49.1         (euro)      83.8         (euro)     91.8
                                    ====================    ====================   ====================     ===================
Net Income                        (euro)      29.3        (euro)      30.0         (euro)      53.5         (euro)     58.5
                                    ====================    ====================   ====================     ===================
Diluted net income per share      (euro)      0.26        (euro)      0.26         (euro)      0.47         (euro)     0.50
                                    ====================    ====================   ====================     ===================


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                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:




                                                                 Three Months Ended
                                                      June 30, 2003              June 30, 2002            Variance
                                                 ---------------------       --------------------       --------------
Revenue
Software                                                     151.8                       166.7                (8.9%)
Services and Other                                            29.5                        24.6                 19.9%
                                                 ---------------------       --------------------
              Total Revenue                    (euro)        181.3         (euro)        191.3                (5.2%)
Cost of Revenue
Software                                                       5.6                         4.8                 16.7%
Service and Other                                             24.6                        23.5                  4.7%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)         30.2         (euro)         28.3                  6.7%
Gross Profit                                   (euro)        151.1         (euro)        163.0                (7.3%)
Research, Selling, Administrative
Research and Development                                      52.6                        56.3                (6.6%)
Marketing and Sales                                           40.1                        44.9               (10.7%)
General Administration                                        11.4                        12.7               (10.2%)
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        104.1         (euro)        113.9                (8.6%)
                                                 =====================       ====================
Operating Income                               (euro)         47.0         (euro)         49.1                (4.3%)
Financial revenue and Other                                  (0.4)                       (0.7)                   N/A
Income before income taxes                                    46.6                        48.4                (3.7%)
Income tax expense                                          (17.3)                      (18.4)                   N/A
Net Income                                     (euro)         29.3         (euro)         30.0                (2.3%)
                                                 =====================       ====================
Diluted net income per share                   (euro)         0.26         (euro)         0.26                  0.0%
                                                 =====================       ====================
Diluted weighted average shares outstanding                  114.1                       117.1
(in millions)



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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.dsweb.com
                                       11

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:




                                                                 Six Months Ended
                                                      June 30, 2003              June 30, 2002             Variance
                                                 ---------------------       --------------------       ---------------
Revenue
Software                                                     296.9                       326.0                (8.9%)
Services and Other                                            53.8                        47.8                 12.6%
                                                 ---------------------       --------------------
              Total Revenue                    (euro)        350.7         (euro)        373.8                (6.2%)
Cost of Revenue
Software                                                      11.4                        11.7                (2.6%)
Service and Other                                             46.5                        44.3                  5.0%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)         57.9         (euro)         56.0                  3.4%
Gross Profit                                   (euro)        292.8         (euro)        317.8                (7.9%)
Research, Selling, Administrative
Research and Development                                     106.2                       113.5                (6.4%)
Marketing and Sales                                           79.7                        87.3                (8.7%)
General Administration                                        23.1                        25.2                (8.3%)
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        209.0         (euro)        226.0                (7.5%)
                                                 =====================       ====================
Operating Income                               (euro)         83.8         (euro)         91.8                (8.7%)
Financial revenue and Other                                    1.6                         3.9               (59.0%)
Income before income taxes                                    85.4                        95.7               (10.8%)
Income tax expense                                          (31.9)                      (37.2)                   N/A
Net Income                                     (euro)         53.5         (euro)         58.5                (8.5%)
                                                 =====================       ====================
Diluted net income per share                   (euro)         0.47         (euro)         0.50                (6.0%)
                                                 =====================       ====================
Diluted weighted average shares outstanding                  114.0                       117.6
(in millions)



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.dsweb.com
                                       12

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in millions of Euro)







                                                       June 30, 2003          December 31, 2002
                                                 -----------------------    ----------------------

                          ASSETS

         Cash and short-term investments                     420.1                      388.4
Accounts receivable, net                                     132.1                      229.5
Other assets                                                 315.2                      302.3
                                                 -----------------------    ----------------------
Total assets                                   (euro)        867.4        (euro)        920.2

LIABILITIES
AND SHAREHOLDERS' EQUITY
Total liabilities                                            271.1                      291.9
Shareholders' equity                                         596.3                      628.3
                                                 -----------------------    ----------------------
Total liabilities and shareholders' equity     (euro)        867.4        (euro)        920.2




CONTACT:


Dassault Systemes:                        FD International:
Didier Gaillot/Valerie Agathon            Harriet Keen
33.1.40.99.69.24                          44.20.7831.3113
Michele Katz                              Jean-Benoit Roquette / Emma Rutherford
1.631.288.1145                            Nelly Dimey/Lorie Lichtlen
                                          33.1.47.03.68.10
                                          Deborah Ardern-Jones / Matt Dallas
                                          1.212.497.9202 / 1.212.850.5626





--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.dsweb.com
                                       13

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            DASSAULT SYSTEMES S.A.


    Date: July 24, 2003                     By:      /s/ Thibault de Tersant
                                                    -----------------------
                                            Name:   Thibault de Tersant
                                            Title:  Executive Vice President,
                                                    Finance and Administration